Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275583

iShares® Ethereum Trust ETF

Supplement No. 1 dated October 6, 2026

to the Prospectus dated August 6, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of iShares Ethereum Trust ETF (the “Trust”), dated August 6, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Update to Prospectus

The Prospectus is hereby supplemented as set forth below in connection with the one-for-three reverse split of the Trust’s Shares effective as of the open of business on October 6, 2026 (the “Reverse Split”).

The following disclosure is added to the cover page of the Prospectus immediately after the paragraph stating the “Shares are listed and traded on NASDAQ under the ticker symbol “ETHA.” Market prices for the Shares may be different from the NAV.”

On October 6, 2026, the Trust effected a one-for-three reverse split of the Shares, pursuant to which each three Shares outstanding as of the October 5, 2026 record date were combined into one Share. The Reverse Split proportionately decreased the number of Shares outstanding and increased the NAV, but did not change the aggregate value of the Trust’s assets. No fractional Shares were issued in connection with the Reverse Split; each Shareholder’s proportional fractional Share interest was redeemed, and the proceeds were paid in cash to the Shareholder’s brokerage account of record.

The following supersedes and replaces the paragraph on the cover page beginning “CME CF Ether-Dollar Reference Rate—New York Variant . . .”:

CME CF Ether-Dollar Reference Rate - New York Variant for the ether - U.S. Dollar trading pair (the “CF Benchmarks Index”), produced by CF Benchmarks Ltd., on October 5, 2026 was $2,709.45.

The following disclosure is added to “PROSPECTUS SUMMARY” on page 1 of the Prospectus immediately after the paragraph describing the Trust’s status under the Investment Company Act and the Commodity Exchange Act.

On October 6, 2026, the Trust effected the Reverse Split, pursuant to which each three Shares outstanding as of October 5, 2026 were combined into one Share. No fractional Shares were issued; fractional interests were redeemed for cash. See “Description of the Shares and the Trust Agreement—Share Splits.”

The following supersedes and replaces the disclosure under “THE OFFERING—CUSIP” on page 6 of the Prospectus.

CUSIP 46438R204

The following supersedes and replaces the disclosure under “SUMMARY FINANCIAL CONDITION” on page 15 of the Prospectus.

As of the close of business on October 5, 2026, the net asset value of the Trust was $9,936,484,252.17 and the NAV was $20.43. After giving effect to the Reverse Split, the NAV would have been $61.30 as of the close of business on October 5, 2026.

The following disclosure is added immediately following the foregoing paragraph under “DESCRIPTION OF THE SHARES AND THE TRUST AGREEMENT—Share Splits” on page 104 of the Prospectus.

On October 6, 2026, the Trust effected the Reverse Split at a ratio of one-for-three, pursuant to which each three Shares outstanding as of the October 5, 2026 record date were combined into one Share. The Reverse Split proportionately decreased the number of Shares outstanding and increased the amount of Trust property represented by each Share and the NAV. The Reverse Split did not change Shareholders’ proportionate ownership interests or the aggregate value of the Trust’s assets, except to the extent fractional Share interests were redeemed for cash.

No fractional Shares were issued. Each Shareholder’s proportional fractional Share interest was redeemed, and the proceeds were paid in cash to the Shareholder’s brokerage account of record. The redemption of fractional Share interests for cash may have U.S. federal income tax consequences to Shareholders. See “U.S. Federal Income Tax Consequences.”

The Shares continue to trade on NASDAQ under the ticker symbol “ETHA” and, following the Reverse Split, bear CUSIP 46438R204.

The following defined term is added in alphabetical order to “GLOSSARY” beginning on page 138 of the Prospectus.

“Reverse Split” - The one-for-three reverse split of the Shares effective as of the open of business on October 6, 2026, pursuant to which each three Shares outstanding as of the October 5, 2026 record date were combined into one Share.

If you have any questions, please call 1-800-iShares (1-800-474-2737).

iShares® is a registered trademark of BlackRock Fund Advisors and its affiliates.

IS-SUPP-ETHA-1026

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